UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number 000-26495

Cyren Ltd.

(Translation of Registrant’s name into English)

10 Ha-Menofim St, 5th Floor, Herzliya 4672561, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

The Company will hold its Annual Meeting of Shareholders on August 28, 2018. In connection with the meeting, the Company will mail to its shareholders (i) a Notice of Annual Meeting and Proxy Statement; and (ii) a Proxy Card. Attached hereto are the following:

Exhibit 99.1	Notice of Annual Meeting and Proxy Statement
Exhibit 99.2	Proxy Card

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cyren Ltd. (Registrant)

Date: July 2, 2018	By:	/s/ J. Michael Myshrall
J. Michael Myshrall
Chief Financial Officer

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